Date: September 3, 2008

To: Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

SENT VIA EDGAR

Re:	Sino Gas International Holdings, Inc.
File No. 333-147998
Amendment No. 4 to Registration Statement on Form S-1
Filed on July 14, 2008

Dear Mr. Owings:

On behalf of Sino Gas International Holdings, Inc. ( the “Company” or “Sino Gas”), we hereby submit this response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated July 31, 2008, with respect to Amendment No. 4 to our registration statement on Form S-1 (the “Registration Statement” or “Prospectus”).

We understand and agree that:

•	Sino Gas is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff’s comment or changes to disclosure in response to Staff’s comment in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	Sino Gas may not assert Staff’s comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.    We note your response to comment one in our letters dated July 10, 2008.  We re-issue our prior comment in part.   Please generally ensure that your prospectus reflects information as of a current date; in this regard, we note several references to information that is as of May 21st. For example, see page 15 and the paragraph entitled “Securities authorized for issuance under equity compensation plans,” page 38 and your discussion regarding your corporate structure and page 56 and the second paragraph under the heading “Operational and Construction Permits.” These are examples only so please review your entire prospectus and provide appropriate revisions.

Response:

In response to Staff’s comment, we updated our common stock closing price table to reflect the closing price as of August 29, 2008 on the cover page of the Registration Statement. We also revised our common stock closing price in the third paragraph on the cover of our Prospectus to reflect the closing price as of August 29, 2008. In addition, we updated our market price information on page 15 of our Prospectus to reflect our market price information as of August 29, 2008. In addition, we updated the information on the following pages: 1, 2, 5, 7, 10, 15, 16, 17, 19-31, 40, 42, 43, 46, 57, 61, 62, 64, 65, 66, 71, F32-F58.

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Page 2 of 2,
H. C. Owings
Securities and Exchange Commission
Sept. 3, 2008

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Yuchuan Liu
Yuchuan Liu

Chairman & CEO